QUANTUM-SI INCORPORATED

530 Old Whitfield Street
Guilford, Connecticut 06437

July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

RE:	Quantum-Si Incorporated

Registration Statement on Form S-1, as amended

File No. 333-257676

Acceleration Request

Dear Mr. Campbell:

With respect to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Quantum-Si Incorporated (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Wednesday, July 21, 2021 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Michael L. Fantozzi or John P. Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

QUANTUM-SI INCORPORATED

/s/ John Stark
John Stark
Chief Executive Officer

cc:	Claudia Drayton, Chief Financial Officer, Quantum-Si Incorporated

Christian LaPointe, Ph.D., General Counsel and Corporate Secretary, Quantum-Si Incorporated

Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.